MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

World Ventures Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.1	Date

This Management Discussion and Analysis (“MD&A”) was prepared as of June 14th, 2006.

The following brief management discussion and analysis of the financial position of World Ventures Inc. (the “Company”) and results of operations of the Company should be read in conjunction with the unaudited and audited financial statements including notes thereto for the six-month period end April 30, 2006 and years ended October 31, 2005, October 31, 2004 and October 31, 2003 respectively.

Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles. Please also refer to the Company’s financial statements and notes for further information. Further financial information regarding the World Ventures Inc. is available on SEDAR website at www.sedar.com and EDGAR website at www.sec.gov/edgar.shtml.

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this discuss other than statements of historical fact, with respect to expected financial performance, strategy and business conditions, involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc and are forward-looking statements. Factors which may cause such differences include, but not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks. The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

1.2 Overview

World Ventures Inc (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged primarily in the acquisition and exploration of mineral properties. World Ventures Inc. has no source of income and therefore the Company is fully dependent on equity financing or joint venture partnerships to further its projects. Most of the Company’s expenditures will be directed to the Triton, Lapon Canyon, and Crystal Springs Projects in 2006.

Triton, Ontario, Canada

The Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited. World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not commit any funds to this project until Starfire Minerals Inc. earns a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advises the Company that approximately 800 acres of mining claims have been added to the Triton property. July 18th, 2005 the Company announced that Starfire Minerals Inc. has relinquished its right to earn 50% interest in the property. In November 2005, the Company retained Vision Exploration to carry out an E-M survey on the Triton Property.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

Lapon Canyon, Nevada, United States

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

	Payment Period	Amount Monthly US$

(i)	July 6, 2002 through February 6, 2003(paid)	$1,000
(ii)	March 6, 2003 through November 6, 2003(paid)	$1,500
(iii)	December 6, 2003 through August 6, 2004(paid)	$2,000
(iv)	September 6, 2004 through May 4, 2005(paid)	$2,500
(v)	June 6, 2005 through February 6, 2006(paid)	$3,000
(vi)	March 6, 2006 through November 6, 2007(paid to June-06)	$3,500
(vii)	December 6, 2007 through August 6, 2008	$4,000
(viii)	September 6, 2008 through the 6th day of each month thereafter	$4,500

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project that is located in Mineral County, Nevada.

On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program. The Company received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

On March 27, 2006, the Company retained a consultant to oversee rehabilitation, underground exploration and sampling activities.

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration on this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at April 30, 2006, the Company is not actively exploring this property and will hold it for future development.

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the state of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2005, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.

Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (Jersey-Emerald Property). The Company retained 1.5% net smelter returns in the Jersey-Emerald Property. Sultan Minerals Inc. of Vancouver British Columbia, Canada released a report dated January 18th, 2006 summarizing their exploration program. A large base metal zone of mineralization has been identified. On-going evaluations of the Property has continued in February 2006.

Crystal Springs, Saskatchewan, Canada

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot (“Lanctots”) to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”). The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing of mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum.

1.3	Selected Annual Information:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are ex pressed in Canadian dollars except where noted otherwise.

	April 30, 2006		October 31, 2005		October 31, 2004		October 31, 2003
Net sales or total revenues	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) before discontinued items or extraordinary items		$(99,985)		$(477,375)		$(118,632)		$(85,672)
Income (loss) before discontinued items or extraordinary items:
-per share undiluted		(0.00)		(0.04)		(0.01)		0.01
-per share diluted		(0.00)		(0.04)		(0.01)		0.01
Net Income (loss)		$(99,985)		$(467,969)		$(124,181)		$240,604
Net Income (loss) before discontinued items or extraordinary items:
-per share undiluted		(0.00)		(0.04)		(0.01)		0.02
-per share diluted		(0.00)		(0.04)		(0.01)		0.02
Total Assets		$317,491		$275,130		$177,805		$104,455
Total Long-term Debt	$	Nil	$	Nil	$	Nil	$	Nil
Cash dividends declared: $ per share	$	Nil	$	Nil	$	Nil	$	Nil

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.4	Discussion of Operations and Financial Position

Six Month Period Ended April 30, 2006, compared to Years Ended October 31, 2005, October 31, 2004 and October 31, 2003.

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on Lapon Canyon, Nevada and Crystal Springs, Saskatchewan projects.

In the six month period ended April 30, 2006 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company also has incurred expenditures for Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year and additionally incurred expenditures for Crystal Springs-Saskatchewan and Triton-Ontario projects. Total expenditures for all resource properties for the six-month period are $39,615. Financial results for the six-month period of 2006 are reflective on the increased activity of the Company with a net loss of $99,985. Expenses are comparative across all categories. Noted increases are in Accounting and legal with $26,523 in 2006 compared to $1,048 in 2005 as result of increase costs of auditing fees; an increase in Public Relations with $43,657 in 2006 compared to $2,418; and Office Administration increase for 2006 of $13,335 compare to 2005 of $4,772 for the same comparative period.

Financial results for the fiscal year of 2005 are reflective on the continued activity of the Company with a net loss of $467,969. A significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the current years net loss, and an additional $33,712, which was charged to the opening deficit.

A significant change for 2003 net income of $240,604, compared to current period ended was the result of the reduction in loan payables and long-term debts of $771,772 and write-down of inactive resource property write-down of 395,494. In 2002 a significant change was in the write-down of property, equipment and other assets totaling $509,136.

The Financial results for the year of 2004 are reflective of the renewed activity of the Company with a net loss of $124,181. Net losses increased from $287,656 in 2001 to $643,590 in 2002. The significant change for 2003 net income of $240,604, compared to 2002 and 2001 was the result of reduction loan payables and long-term debts.

Though expenses are comparative across all categories, interest decreased to $6,505 in 2005, $73,109 in 2001, $60,231 in 2002, and $10,981 in 2003 and increased in 2004 to $17,860. Professional fees decreased in 2005 to $15,768, $30,578 in 2001, $29,017 in 2002, and $13,994 in 2003 and increased in 2004 to $18,910.

Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $10,790 in 2001, $7,915 in 2002,and $12,893 in 2003 to $37,452 and $97,587 for the current year. Office and sundry increased from $1,101 in 2002, $5,739 in 2003, and decrease to $5,479 for 2004, increasing to $11,148 in the current year. In 2005, $54,772 was paid in consulting fees, $204 in 2002 and $75,000 in 2001. No Consulting fees or Corporate capital tax were paid during 2004 and 2003 years. Corporate capital tax paid of $2,530 in 2002. Revenues remained unchanged at $0 in 2004, 2003 and 2002 consistent with the current year, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the 2003 year.

The Company’s consolidated financial statements for the six-month period ended April 30, 2006 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 15, pages 16 through 18.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.4	Discussion of Operations and Financial Position (continued)

Six Month Period Ended April 30, 2006, compared to Years Ended October 31, 2005, October 31, 2004 and October 31, 2003. (Continued)

Effective November 1, 2003, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. The fair value of each option granted is estimated on the of grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option-pricing mode.

During 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations. The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

The Company has included expenditures for services paid to an individual related to the President of the Company in the amount of $6,000 in the current period ($12,000 in both 2005 and 2004 fiscal years).

1.5	Summary of Quarterly Information

The following information is provided for each of the eight (8) most recently completed quarters of the Company and is presented in Canadian dollars:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Apr. 30, 2006	Jan. 31, 2006	Oct. 31, 2005	Jul. 31, 2005	Apr 30, 2005	Jan. 31, 2005	Oct. 31, 2004	Jul. 31, 2004
Net sales or total revenues	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) before discontinued items or extraordinary items	(76,455)	(23,530)	(387,026)	(49,303)	(23,648)	(8,699)	(28,553)	(19,039)
Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
- per share diluted	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Net Income (loss)	(76,455)	(23,530)	(377,620)	(49,303)	(23,648)	(8,699)	(34,102)	(19,039)
Net Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
- per share diluted	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	317,491	297,154	275,130	321,989	332,929	194,048	177,805	200,493
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.6	Liquidity and Capital Resources

As at April 30, 2006 the Company had a cash position of $10,200, compared to $4,391 as at October 31, 2005 and $15,667 as at October 31, 2004. As at April 30, 2006 the Company reported a working capital deficiency of $432,401 compare with the October 31, 2005 a working capital deficiency of $360,521 and October 31, 2004 working capital deficiency of $299,089.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $225,000 on the exercise of 1,500,000 share purchase warrants at price of $0.15 per share.

Subsequent to the Company’s year-end, on March 1st, 2006, the Company announced that it has negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada and Ontario, if warranted, to pursue other business opportunities and for general working capital.

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2005 - February 2006	$12,000
March 2006 - November 2007	$28,000	$42,000	$3,500
December 2007 - August 2008			$36,000
September 2008 – October 2008			$9,000
November 2008 – October 2009				$54,000
November 2009 – October 2010					$54,000
TOTAL PER FISCAL YEAR	$40,000	$42,000	$48,500	$54,000	$54,000

As at June 14, 2006, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.6	Liquidity and Capital Resources (continued)

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot (“Lanctots”) to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”). The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing of mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum.

During the current six-month period, the Company expenditures for Lapon Canyon were $26,903, compared to the fiscal year October 31, 2005; expenditures were a total $108,328. Additional incurred expenditures for Crystal Springs-Saskatchewan and Triton-Ontario projects total $12,712. Total expenditures for all resource properties for the six-month period are $39,615. The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

The Company has no other commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to the Company. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond the current projected expenditures.

The Company has historically satisfied its capital needs primarily by issuing equity securities. Management believes it will be able to raise equity capital as required in both the short and long term but recognizes the uncertainty attached thereto. The Company will continue to use various strategies to minimize its dependence on equity capital including the securing of joint venture partners where appropriate.

1.7	Off-Balance Sheet Arrangements

None

1.8	Related Party Transactions

Services provided by directors or parties related to directors:

	2006	2005	2004
Consulting	$0	$54,772	$0
Rent	$6,000	$12,000	$12,000

•	Accounts receivable includes $665 (2005 and 2004 - $665) due from a director.
•

Accounts payable includes $25,250 (2005 - $10,713 and 2004 - $0) due to an individual related to the president of the Company and $68,444 due to an officer of the Company (2005 -$96,736 and 2004 - $0).

•	Accounts payable includes $91,341 (2005 - $16,162 and 2004 - $0) due to a shareholder.

During 2005, a shareholder advanced $172,963 to the Company and assumed certain debts totaling $68,199. The total of 225,000 was applied to exercise of 1,500,000 warrants.

1.9	Fourth Quarter

Not applicable.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.10	Share Capital

The Company’s authorized share capital and issued is as follows:

Authorized -	50,000,000 Common shares without par value

	Number
Issued	of Shares	Amount
Balance, October 31, 2003	10,782,154	$6,914,873
Exercise of warrants	1,300,000	195,000
Options exercised on settlement of debt	50,000	12,500
Shares to be redeemed	(60,000)	(60,000)
Balance, October 31, 2004	12,072,154	7,062,373
Exercise of warrants on settlement of debt	1,500,000	225,000
Balance, October 31, 2005	13,572,154	7,287,373
Shares issued on settlement of debt	284,000	67,720
Balance, April 30, 2006	13,856,154	$7,355,093

The Company’s net income (loss) per share is as follows:

	2006	2005	2004
	04/30/06	10/31/05	10/31/04
Basic Income (Loss) per Share	$(0.01)	$(0.04)	$(0.01)
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Diluted earnings (Loss) per Share	$(0.01)	$(0.04)	$(0.01)
Weighted average number of shares
Outstanding	13,572,154	12,857,086	10,908,045
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Adjusted weighted average
Number of shares Outstanding	13,572,154	12,857,086	10,908,045

Common share equivalents consisting of stock options and warrants are not considered in the computation for 2006, 2005, 2004 and 2003 year-ends because their effects would be considered anti-dilutive. Weighted average number of shares do not include the 60,000 shares to be redeemed in accordance with the court judgment note per the Company’s financial statements.

March 1, 2006, the Company announced that it has negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. No private placements were issued during the current period ending April 30, 2006 nor during the fiscal year ended October 31, 2005.

During the fiscal year ended October 31, 2005 stock options issued May 8, 2003 for 500,000 shares expired. The Company issued stock options on March 31, 2005 for 800,000 shares expiring on March 31, 2007.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.10	Share Capital (continued)

During the current year ended October 31, 2005, the Company issued 1,500,000 Common Shares pursuant to a private warrant purchase option at a price of $.15 per unit.

During 2004 the Company issued 1,300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit and 50,000 Common Shares pursuant to an employee stock option at a price of $.25 per unit.

During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

The Company’s business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company’s business is related to the success the Company achieves in the development, placing in production of minerals from resource properties.

Subsequent to the Company’s year-end, on March 1st, 2006, the Company announced that it has negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company’s significant accounting policies are presented in Note 5 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates my have a significant impact on the financial statements. These include:

•	The carrying values of resource properties,
•	The carrying values of equipment,
•	Rates of amortization of equipment,
•	Translation of foreign currency transactions,
•	Income taxes,
•	Valuation allowance for future income taxes,
•	The valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and accordingly, affect the results of operations.

World Ventures Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2006

1.13	Changes in Accounting Policies including Initial Adoption

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each options granted is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with the corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model. As a result of this change in accounting policy, Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in the accounting policy and charged this amount to opening deficit.

1.14	Financial Instruments

The carrying value of cash, cash equivalents, receivables, due to/from related parties, accounts payables and accrued liabilities approximate fair value because of the short term maturity of those instruments. Unless other otherwise noted, it is the management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15	Risk and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are in the exploration stage ultimately become producing mines. Some of the Company’s resource properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory, and political situations. Other risks facing the Company include competition, environmental and insurance risks, and fluctuations in metal prices, share price volatility and uncertainty of additional financing.

1.16	Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are sufficiently effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

1.17	Other MD&A Requirements

Additional information relating to the Company, including the Company’s Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

1.18	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.